                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                         (Amendment No. _____________)*

                             Alberto-Culver Company
________________________________________________________________________________
                                (Name of Issuer)

                 Class A Common Stock, $.22 par value per share
________________________________________________________________________________
                         (Title of Class of Securities)

                                   013068200
                      ___________________________________
                                 (CUSIP Number)

                          Marshall E. Eisenberg, Esq.
                            Neal, Gerber & Eisenberg
                            Two North LaSalle Street
                                   Suite 2200
                            Chicago, Illinois 60602
________________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 21, 1998
                      ___________________________________
                         (Date of Event which Requires
                           Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]
 .

NOTE: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                        (Continued on following page(s))

                               Page 1 of 5 Pages
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--------------------                                           -----------------
CUSIP NO. 013068200                   13D                      Page 2 of 5 Pages
--------------------                                           -----------------

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1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Marshall E. Eisenberg, not individually but solely as co-trustee of Carol L. Bernick Grantor Annuity Trust, u/a/d 9/15/93
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a)  [ ]

                                                         (b)  [ ]
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3     SEC USE ONLY

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4     SOURCE OF FUNDS *

               Not applicable.
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

                U.S. Citizen
--------------------------------------------------------------------------------
                             7     SOLE VOTING POWER

                                           0
       NUMBER      -------------------------------------------------------------
                             8     SHARED VOTING POWER
      OF SHARES
                                           1,595,591**
    BENEFICIALLY
                   -------------------------------------------------------------
      OWNED BY               9     SOLE DISPOSITIVE POWER

        EACH                               0
                   -------------------------------------------------------------
      REPORTING
                            10     SHARED DISPOSITIVE POWER PERSON
                                           1,595,591**
        WITH
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,595,591**

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
                                                                            [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

                6.34%**
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON *

                IN
--------------------------------------------------------------------------------
         **Consists of shares of the Company's Class B common stock which are immediately convertible at the option of the Reporting Person, as co-trustee, on a share for share basis into shares of the Company's Class A common stock.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITIES AND ISSUER.

Title of Class of Securities:     Class A Common Stock, $.22 par value per
                                  share (the "Class A shares")

Name and Address of Issuer:       Alberto-Culver (the "Company")
                                  2525 Armitage Avenue
                                  Melrose Park, IL  60160

ITEM 2.  IDENTITY AND BACKGROUND.

(a)      Name of Person Filing:   Marshall E. Eisenberg, not individually but
                                  solely as co-trustee of the Carol L.  Bernick
                                  Grantor Annuity Trust, u/a/d 9/15/93 (the
                                  "Trust")

(b)      Address:                 c/o Neal, Gerber & Eisenberg
                                  Two North LaSalle Street, Suite 2200
                                  Chicago, Illinois  60602

(c)      Principal Business:      Mr. Eisenberg, an individual, is a partner
                                  in the law firm of Neal, Gerber & Eisenberg, Chicago, Illinois

(d)      Prior Criminal
         Convictions:             None

(e)      Prior Civil Proceedings
         With Respect to Federal
         or State Securities Law: None

(f)      Place or Organization    U.S. Citizen


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On February 21, 1998, Mr. Eisenberg, not individually but solely as co-trustee together with Carol L. Bernick ("Bernick") of the Trust, received by transfer 264,307 shares of the Company's Class B common stock, par value $.22 per share (the "Class B Shares") from Bernick as co-trustee of the Leonard H. Lavin February 1996 Grantor Annuity Trust, u/a/d 2/21/96, f/b/o Leonard H. Lavin, Bernick's father. Also, on February 21, 1998, Mr. Eisenberg, not individually but solely as co-trustee together with Bernick of the Trust, received by transfer 264,306 Class B shares from Bernick as co-trustee of the Bernice E. Lavin February 1996 Grantor Annuity Trust, u/a/d 2/21/96, f/b/o Bernice E. Lavin, Bernick's mother.

ITEM 4.  PURPOSE OF TRANSACTION.

         Transfer of securities were for the Lavin family's estate planning rather than corporate purposes. The transfers were not undertaken for purposes of effecting any of the actions listed in this item.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)(i) Amount of Class A Shares Beneficially Owned. 1,595,591 Class B shares beneficially owned as co-trustee of the Trust.

   (ii) Percentage of Class A Shares Beneficially Owned: 6.39% as co-trustee of the Trust (based upon 23,379,245 Class A shares outstanding as of February 2, 1998).

         **Pursuant to Rule 13d-3(d)(l)(i) of the Securities Exchange Act of 1934, as amended, the following calculations assume that all Class B shares beneficially owned by Mr. Eisenberg, not individually, but solely as co-trustee of the Trust, have been converted into Class A shares.

(b) Mr. Eisenberg shares the power to vote and dispose of the 1,595,591 Class B shares in the Trust with Carol L. Bernick. Certain information regarding Mrs. Bernick is presented below:

         (i)Name of Person:       Carol L. Bernick

         (ii)Address:             2525 Armitage Avenue
                                  Melrose Park, Illinois  60160

         (iii)Principal Business: Carol L. Bernick, an individual, is a
                                  Director and Executive Vice President and
                                  Assistant Secretary of the Company and
                                  President of Alberto-Culver USA, Inc., a subsidiary of the Company.

          (iv)Prior Criminal
              Convictions:        None.

           (v)Prior Civil
              Proceedings With
              Respect to Federal
              or State Securities
              Laws:               None.

          (vi)Place of
              Organization:       U.S. Citizen.

(c)      None, except as described in Item 3 above.

(d)      None.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.





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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 3, 1998

Signature:    /s/ Marshall E. Eisenberg
              -----------------------------------------

Name/Title:      Marshall E. Eisenberg, not individually but solely as
                 co-trustee of the Trust





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